Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

May 23, 2012

Susan Block

Attorney-Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

T.O Entertainment, Inc.

Amendment No. 1 to Current Report on Form 8-K

Filed April 10, 2012

File No. 000-53340

Dear Ms. Block:

On behalf of T.O Entertainment, Inc. a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated April 26, 2012.  In conjunction with responding to your comments, the Company has also today filed Amendment No. 2 to its Current Report on Form 8-K dated January 3, 2012.

General

1.

We note your response to our prior comment 2. We also note that in a risk factor on page 7 you state that you have “significant outstanding indebtedness” of $4,697,805. All of this debt is guaranteed by your chief executive officer. Please advise us why you do not consider these guarantees to be material agreements. If the guarantees securing your significant debt are material agreements, please briefly describe them in your filing and file them as exhibits to your Form 8-K. Similarly advise regarding the convertible bonds.

Response:

As of September 30, 2011, the Company had a total of 13 outstanding bank loans, which together had an outstanding principal balance of approximately $4,697,805.  All such outstanding loans are guaranteed by the Company’s CEO, and a portion of such loans are also guaranteed by an independent commercial credit guarantee company.  Because the outstanding unpaid balance of each of the individual loans is relatively small, none of the individual loans or loan guarantees, by themselves, are considered to be material agreements.  However, taken together, the loan guarantees executed by the Company’s CEO are material.  Accordingly, the Company has amended its 8-K to include additional disclosure describing the loan guarantees by its CEO, and representative samples of two of such loan guarantees have been filed as Exhibits 10.2 and 10.3 to the Company’s 8-K/A, Amendment No. 2.

As of September 30, 2011, the Company had one outstanding convertible bond with an unpaid principal and interest balance of $433,459, which is equal to approximately 3.1% of the Company’s total assets of $13,890,900.  Based on the relatively small size of the convertible bond as compared to the Company’s total assets, the convertible bond is not a material agreement.

2.

We note your response to our prior comment 3. Please revise throughout your filing to refer to “T.O Entertainment, Inc.” instead of IBI Acquisitions, Inc., if you are making a reference to the company after the name change took place. This appears that it would also include the name of the Registrant on the front cover page. Please also include disclosure regarding the date that the name change occurred.

Response:  The 8-K/A Amendment No. 2 has been amended in response to this comment.  The name of the Registrant on the front cover page has been changed, and revisions have been made throughout the filing to reflect the fact that the Registrant was initially incorporated under the name of IBI Acquisitions, Inc., and subsequently changed its name to T.O Entertainment, Inc. References to the Registrant after the date that the name change took place are to T.O Entertainment, Inc. Disclosure regarding the date the name change took place (March 5, 2012) has also been added.

Description of Business, page 4

Corporate History, page 4

3.

We note your response to our prior comment 4. Please revise your disclosure on pages 5, 21 and 30 to disclose all cumulative losses in parenthesis.

Response:  The requested revisions have been made to disclose cumulative losses in parenthesis.

Risk Factors, page 20

4.

Please include a risk factor discussing your convertible bond and the possible dilutive effect if the holder elects to convert the bond to common stock. Include in the risk factor the conversion mechanism and conversion price.

Response:  The following Risk Factor has been added:

The issuance of additional shares upon conversion of an outstanding convertible bond will result in dilution of the ownership interests of our existing stockholders.

As of September 30, 2011, we had an outstanding convertible bond with an unpaid principal and interest balance of $433,459.  The bond is due and payable in full on September 30, 2012, and is convertible by the holder into shares of Company common stock at a price of $0.105 per share, at any time prior to redemption.  We have an authorized capital of 110,000,000 shares, including

100,000,000 shares of common stock and 10,000,000 shares of preferred stock, and currently have a total of 33,000,000 shares of common stock issued and outstanding.  We will be required to issue a total of approximately 4,128,180 additional shares of common stock upon conversion of the outstanding convertible bond in the event the holder of the bond elects to convert it prior to redemption.   This will have the effect of increasing the number of issued and outstanding shares of common stock from 33,000,000 to approximately 37,128,180, which represents an increase of approximately 12.5% in the total number of issued and outstanding shares.  This will result in the dilution of the ownership interests of our existing shareholders, and if there is a public market for our shares at the time of such issuance, could result in downward pressure on the trading price of our common stock.

5.

You indicate that some of your outstanding bank loans are due and payable in 2012. Please revise here to indicate when in 2012 the loans are due or advise.

Response:   The risk factor discussing outstanding bank loans has been revised to include the due dates of two bank loans which are due in 2012, including one loan with an unpaid principal balance, as of September 30, 2011, of $98,250, which is due and payable in full on March 31, 2012, and one loan with an unpaid principal balance, as of September 30, 2011, of $14,396, which is due and payable in full on October 31, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations for the Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010, page 31

6.

We note from your response to our prior comment 21 and your revised disclosure on page 31 that you have revised to disclose how cost of revenue is calculated and to explain why ultimate revenues may fluctuate in a given period. However, we still do not believe that you have appropriately explained why cost of revenue increased in 2011 compared to 2010 based on dollar amounts but decreased as a percentage of revenue. Please revise to clearly explain the reason for the changes during 2011 in cost of revenue.

Response:  We have revised the disclosure to add the following paragraph:

During the year ended March 31, 2010 we adjusted our estimates of ultimate revenue for films in release at that date and wrote off approximately $276,000 as a cost of revenue.  This had the effect of increasing the percentage of cost by approximately 2%.  Without this adjustment cost of revenue on a percentage basis would have been 95.1% for 2010 and 95.7% for 2011.

Summary, page 35

7.

We note your response to our prior comment 26. If you currently do not have financing available to you, please revise to make that clear.

Response:  We have revised the disclosure as follows:

In order to achieve our objective in an aggressive time frame we will require between $3,000,000 and $5,000,000 in additional financing either in the form of equity or debt.  We do not currently have such financing available, and there can be no assurances that we can obtain such financing or if we do obtain the financing that it will be at rates and costs acceptable to the company.

Director Independence, page 37

8.

Please revise your description of the NASDAQ director independence rule. We note that the payment threshold has been raised from $60,000 per year to $120,000 per year.

Response:  We have made the requested revision.

Audited Financial Statements for the Year Ended March 31, 2011

Notes to the Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies Investments in Animation Films, page F-9

9.

We note from your response to our prior comment 33 that you have revised the statements of operations and comprehensive loss to present the income from unconsolidated entities as a separate line item below operating loss, rather than as part of revenue. In light of the significance of the income in unconsolidated entities to your net loss for 2011, please revise the notes to the financial statements to include the disclosures required by ASC 323-10-50, specifically ASC 323-10-50-3(c).

Response:   We have revised the disclosure as follows to add a new Note 14.  Names of projects are not shown because the co-production agreements contain a restriction on disclosure.  Since there is no trading in the co-productions and there are restrictions on transfer of ownership, we do not believe that names will improve disclosure.

NOTE 14- INVESTMENT IN ANIMATED FILMS

The Company invests in co-production of animated films through co-production agreements in which it generally has less than a 50% ownership interest, and records its investment in the co-productions using the equity method of accounting as prescribed by ASC Topic 323 “Investments – Equity Method and Joint Ventures”.

Co-production animated films that we account for using the equity method have a committee set-up which is used to co-ordinate the relationship between all participating parties.  The co-production committee agreement allocates production duties and ownership percentages among the parties. The ownership ratio of the participants in the co-production committee is also adopted as the profit or loss sharing ratio of the participants.

Costs incurred by the participants upon performance of their duties under the co-production agreement are capitalized.  The maximum cost capitalized is limited to the estimated total cost of production developed by the committee in the planning stage.  Spending by any participant in excess of its portion of the total estimated cost of production specified in the co-production agreement, is recorded as an expense and is not capitalized.

There are no liabilities incurred by the co-production because each participant bears responsibility for its portion of the cost of production.

None of the investments have any liquidity because transfer of ownership is restricted by the co-production agreement.

The following summarizes information as to 100% of the assets of each co-production committee (“Investee”) at March 31, 2012.  As stated above, there are no liabilities at the Investee level.  Assets consist of unamortized production costs incurred.  The pro-rata share of the Company’s investment in each animated film may be different from that of the Investee, because the Investee reports in Japan GAAP while the Company reports in US GAAP.

TOE Percentage

Project

of Ownership

Assets/ Equity

A

20%

$

1,098,240

B

20%

   970,179

C

21.31%

   736,232

D

25%

   491,492

E

20%

 2,111,995

G

50%

                256,709

Total

$

5,664,847

There was no income from unconsolidated entities recorded for the year ended March 31, 2011 as there was no revenue generated.

The following summarizes the results of operations for the Investees for the year ended March 31, 2011.  The operating expenses are borne by each individual investor.  The Investee does  not have any operating expenses.

Gross

Operating

Net Income

Project

Revenue

Expenses

(Distributed Dividend)

A

$

$2,262,582

$

-

$            2,262,582

B

     928,068

-

     928,068

Total

$

  3,190,650

$

-

$

  3,190,650

There was no revenue or expense in projects C, D and E or G.

Note 10. Convertible Bonds, page F-16

10.

We note from your response to our prior comment 35 and your revised disclosure in Note 10 that when the holder elects to convert the bond, he receives a warrant and uses the debt as payment for the warrant. Please clarify for us if the terms of the warrant include a purchase price of $724.22 per share which is disclosed in Note 10 as the conversion price. Also, as previously requested, in light of the fact that your stock is not currently trading in an active market, please tell us and disclose how you determined or calculated the stock price on grant date used to value the embedded derivatives.

Response:  No cash will be paid on conversion.  We revised Note 10 to state that we determined the stock price on the date of grant based on the price paid to the company for the stock issued by the Company.

NOTE 10 - CONVERTIBLE BONDS

Since inception, the Company issued two unsecured convertible bonds aggregating $506,879 (amount in original currency: ¥42,000,000) each with undetectable conversion feature in the form of a warrant due September 30, 2012 to stockholders of the company. The first and second issuance of convertible bonds bears interest at 0.3% on top of the prime lending rate for long-term credit at the first day of each interest payment period and at 3% per annum respectively.

The convertible bonds (which include principal and accrued interest thereon) are convertible to common stock at a price (the “Conversion Price”) of $724.11 (amount in original currency: ¥60,000 per unit) at any time during the period between November 1, 2007 and September 29, 2012.  The mechanism for the conversion is through a warrant.  When the holder elects to convert the bond, he receives the warrant and uses the debt as payment for the common stock.  There is no cash payment made when the debt is converted.

Based on current guidance, the Company concluded that the convertible bonds were required to be accounted for as a derivative. This guidance requires the Company to bifurcate and separately account for the conversion features of the convertible notes issued as embedded derivatives.

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

The Company used a Black Scholes that values the compound embedded derivatives with the following variable inputs:

March 31, 2011

March 31, 2010

Stock price on grant date

$543.08(*)

$485.59(*)

Dividend yield:

0.00%

0.00%

Volatility

45%

54%

Risk free rate:

0.79%

1.64%

Expected life

1.5 years

2.5 years

(*): Amount in original currency: ¥45,000, which was based on prior sales of our stock.

Below is detail of the derivative liability balances as of March 31, 2011 and March 31, 2010.

Foreign

            (Gain)/loss    translation

   March 31, 2010

    Additions

from valuations

(gain)/loss

March 31, 2011

Convertible Bonds               $36,641                 -

           $(12,574)

      $3,910

            $27,977

Unaudited Interim Financial Statements for the six months ended September 30, 2011

Note 3. Summary of Significant Accounting Policies, page FF-5

Investments in Animations Films, page FF-7

11.

We note your disclosure that there is no income recognized as there was no income from unconsolidated entities for the six month periods ended September 30, 2011 and 2010. In light of the fact that you had a significant amount of income recognized for the year ended March 31, 2011 related to your unconsolidated entities, please explain to us why no income has been recognized in either six month period ended September 30, 2011 or 2010.

Response:

Income is produced at different stages of the production i.e. theatrical release, post theatrical DVD release.  There was no activity during the six month periods presented.

Note 8. Share Based Compensation, page FF-10

12.

We note your response to our prior comment 41 and your revised disclosure in Note 8, however we do not believe that you have adequately addressed our prior comment. As previously requested, please revise your disclosure in this note and elsewhere in your filing, as applicable, to disclose amounts in your reporting currency, US Dollars in addition to the amounts presented in Japanese Yen. For example, your disclosure that on June 22, 2011, 216 options granted during the year of 2005 were exercised at a price of ¥16,667, should be revised to include the exercise price in US Dollars. Please revise accordingly.

Response:  We have revised the disclosure in Note 8, as follows, to disclose amount in US Dollars, the reporting currency:

On January 20, 2010 the Board of Directors passed a resolution which was approved by the Company’s shareholders in an extraordinary shareholder meeting held at the same date to grant incentive options to a business partner. In January 26, 2010, 100 stock options were granted pursuant to the resolution. Option awards could be exercised the following day after the date of allocation of the share option to ten years after that. The exercise price for this option is JPY ¥60,000 per share (US$786 per share) at September 30, 2011.

On June 22, 2011, 216 stock options granted during the year of 2005 were exercised at price of ¥16,667(US$208 per share on that date), On same date, 250 share options granted during the year of 2007 were exercised at price of ¥60,000 (US$750 per share on that date).

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.